SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NetSuite Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

64118Q 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Douglas P. Solomon, Esq.

Senior Vice President, General Counsel and Secretary

2955 Campus Drive, Suite 100

San Mateo, CA 94403-2511

(650) 627-1000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey D. Saper, Esq.

Richard A. Kline, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,019,063.86	$1,396.06

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,083,186 shares of common stock of NetSuite Inc. having an aggregate value of $25,019,063.86 as of May 20, 2009 were exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,396.06
Form or Registration No.:	Schedule TO-I.
Filing party:	NetSuite Inc.
Date filed:	May 22, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 22, 2009, as amended on June 11, 2009 (the “Schedule TO”) by NetSuite Inc., a Delaware corporation (“NetSuite” or the “Company”), in connection with the Company’s offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,083,186 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share at or above $13.11 (the “Eligible Awards”). The Eligible Awards were exchanged, in the case of executive officers subject to the reporting obligations of Section 16 of the Securities Exchange Act of 1934, as amended, for options, and in the case of all other participating employees, for Restricted Stock Units.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on June 19, 2009 at 9:00 p.m. Pacific Time. We have accepted for cancellation options to purchase 1,733,814 shares of the Company’s common stock, which were cancelled as of June 19, 2009. We have issued 632,100 options to executive officers and 630,725 RSUs to all other participating employees in exchange for the options surrendered in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NETSUITE INC.

/s/ Douglas P. Solomon
Douglas P. Solomon Senior Vice President, General Counsel and Secretary

Date: June 24, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated May 22, 2009.

(a)(1)(B)*	E-Mail to All Eligible Employees from Zachary Nelson, dated May 22, 2009.

(a)(1)(C)*	Form of E-Mail Announcement of Offer to Exchange, dated May 22, 2009.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Screen Shots of Offer Website.

(a)(1)(F)*	Form of Confirmation E-Mail/Letter to Employees who Elect to Participate in the Exchange Program.

(a)(1)(G)*	Form of Reminder E-Mail.

(a)(1)(H)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)*	1999 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Form S-1 Registration No. 333-144257).

(d)(2)*	2007 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.1 to 10.4 of the Company’s Quarterly report on Form 10-Q filed on August 13, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.